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                             May 20, 2021

       David Boris
       Co-Chief Executive Officer
       Forum Merger III Corporation
       1615 South Congress Avenue, Suite 103
       Delray Beach, Florida 33445

                                                        Re: Forum Merger III
Corporation
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed May 7, 2021
                                                            File No. 001-39457

       Dear Mr. Boris:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 7, 2021

       Interests of Certain Persons in the Business Combination, page 43

   1. We note your response to prior comment two. Please disclose the $130 million investment by the PIPE investors
here and where similar disclosure appears on pages 17, 70, 104 and
                                                        138. Provide disclosure
about the number of shares they will receive for their initial investment, including
the price paid to acquire those securities.
       Notes to Unaudited Pro Forma Condensed Combined Financial Information Note (A), page 96

   2. We refer to your disclosure that "the Company will issue, at Closing, 5,000,000 shares of common stock to SERES
in satisfaction of ELM   s obligation under the SERES Asset
                                                        Purchase Agreement to
deliver shares of common stock to SERES as compensation for
                                                        strategic cooperation,
consulting services and technical support provided by SERES to
                                                        ELM prior to the
Closing" and have the following comments:
 David Boris
Forum Merger III Corporation
May 20, 2021
Page 2

                In light of this disclosure, please tell us how you determined that this item should be included in the purchase consideration for the EVAP Operations, rather than accounted for as compensation expense for services rendered by SERES.

                We also note that corresponding to the additional consideration referred to above, your purchase price allocation includes $50 million for intangible assets.
              Please more fully explain to us the nature of the intangible asset that was identified related to the value associated with each of the SERES Asset Purchase Agreement, the SERES Exclusive Intellectual Property License Agreement, and the Sokon
              Supply Agreement.
Notes (DD) and (EE), page 98

3. Please expand your footnotes to show how each of the adjustments was calculated.
Financial Information - Forum Merger III Corporation, page F-2

4. Please provide updated interim financial statements and related information for Forum
         Merger III Corp. as required by Rule 8-08 of Regulation S-X.
Note 2. Restatement of Previously Issued Financial Statements, page F-10

5. It appears that total liabilities, as restated, as of December 31, 2020, should read $41,939,777. Please revise your table accordingly and perform a comprehensive review of your financial information to ensure consistency and that the information is free of typographical and other errors.
Note 10. Income Tax, page F-22

6. We note that your narrative states that for the year ended December 31, 2020, the change in the valuation allowance was $745,591; however, this amount does not agree with the total change in your valuation allowance as reflected your table. Please revise your disclosure as appropriate.
Financial Information - EVAP Operations, page F-25

7. Please revise your proxy statement to provide updated interim financial statements and related information for Electric Vehicle Assembly Plant Operations. Financial
FirstNameInformation   - Electric
            LastNameDavid    BorisLast Mile, Inc., page F-43
Comapany
8.          NameForum
       Please  revise yourMerger  III Corporation
                           proxy statement  to provide updated interim
financial statements and
May 20,related
         2021 information
                Page 2      for Electric Last Mile, Inc.
FirstName LastName
 David Boris
FirstName  LastNameDavid    Boris
Forum Merger   III Corporation
Comapany
May        NameForum Merger III Corporation
     20, 2021
May 20,
Page 3 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Kevin Stertzel,
Staff Accountant, at 202-551-3345 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Jared Coppotelli